14 November, 2024

Geely Automobile Holdings Limited

and

ECARX (Hubei) Technology Co., Ltd.

Zhejiang Huanfu Technology Co., Ltd.

Hangzhou Langge Technology Co., Ltd.

Components Procurement and R&D Services Agreement (This “Agreement”)

This Agreement is entered into by all parties on November 14, 2024:

1.Geely Automobile Holdings Limited, a limited company incorporated under the laws of the Cayman Islands, with its registered address at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands ("Listed Company", together with its subsidiaries collectively referred to as "Geely Automobile Group");

2.ECARX (Hubei) Technology Co., Ltd., a limited company incorporated under the laws of China, with its registered address at Building C4, China Communications City Project Area A, Qiangwei Road, Wuhan Economic and Technological Development Zone, Wuhan City, Hubei Province ("ECARX", together with its subsidiaries collectively referred to as "ECARX Group");

3.Zhejiang Huanfu Technology Co., Ltd., a limited company incorporated under the laws of China, with its registered address at Room A-B102-972, No. 198, Qidi Road, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province ("Zhejiang Huanfu", together with its subsidiaries collectively referred to as "Zhejiang Huanfu Group"); and

4.Hangzhou Langge Technology Co., Ltd., a limited company incorporated under the laws of China, with its registered address at Room 601, Building 1, No. 1782, Jiangling Road, Xixing Street, Binjiang District, Hangzhou City, Zhejiang Province ("Hangzhou Langge", together with its subsidiaries collectively referred to as "Hangzhou Langge Group"); and

(Each of the above parties is referred to individually as a "Party", and collectively as "all parties").

WHEREAS:

(A)The shares of the Listed Company are listed on the Main Board of The Stock Exchange of Hong Kong Limited ("SEHK") (Stock Code: 0175).

(B)According to the SEHK's Listing Rules and its amendments ("Listing Rules"), since the major shareholders of the Listed Company are also the major shareholders of ECARX, namely, Zhejiang Huanfu, and Hangzhou Langge, ECARX, Zhejiang Huanfu, and Hangzhou Langge are all connected persons of the Listed Company. Therefore, the ongoing transactions between Geely Automobile Group and ECARX Group, Zhejiang Huanfu Group and Hangzhou Langge Group (collectively referred to as "Connected Persons Group of Listed Company") will constitute continuing connected transactions under the Listing Rules.

(C)In Fiscal Years 2025, 2026, and 2027, (i) the Connected Persons Group of Listed Company will continue to supply components to Geely Automobile Group ("Supply Services"); and (ii) the Connected Persons Group of Listed Company will continue to provide R&D Services to Geely Automobile Group ("R&D Services", collectively referred to with Supply Services as "Such Continuing Connected Transactions").

(D)All parties intend to enter into this Agreement in accordance with the Listing Rules, establishing principal provisions for Such Continuing Connected Transactions.

Now, all parties have reached the following agreement:

1.Interpretation

1.1Unless otherwise agreed in the context of this Agreement, the following terms shall have the meanings set forth below in this Agreement:

Contacts	Has the meaning ascribed to it under the Listing Rules.
Connected Persons	Has the meaning ascribed to it under the Listing Rules.
Fiscal year	The year commencing on January 1 and ending on December 31 of each Gregorian calendar year.
Subsidiaries	Has the meaning ascribed to it under the Listing Rules.
Major shareholder	Has the meaning ascribed to it under the Listing Rules.
Independent shareholders	Shareholders of the Listed Company other than Mr. Li Shufu and/or the directors of the Listed Company (if applicable) and their contacts.

1.2In this Agreement:

(a)Unless otherwise specified, "clause" and "section" refer to the clauses and sections of this Agreement, and "Annex" refers to the Annex of this Agreement; and

(b)Any regulation, provision, or other legal provision refers to such regulation, provision, or legal provision as amended, consolidated, or re-enacted, or any legal document, order, or provision issued under such regulation, provision, or legal provision, or such amended or re-enacted regulation, provision, or legal provision.

1.3The titles in this Agreement are for convenience only and have no legal effect or contractual effect, and cannot be used as a basis for any definition or interpretation of terms.

1.4The Annex of this Agreement constitutes an integral part of this Agreement and has the same effect as if it were explicitly set forth in the main body of this Agreement; and when this Agreement refers to "this Agreement", it includes the Annex of this Agreement (if any).

2.Such Continuing Connected Transactions

2.1All parties shall or must cause their Subsidiaries to conduct Such Continuing Connected Transactions as agreed in this Agreement.

2.2Regarding Supply Services, all parties agree as follows:

(a)All parties shall or must correspondingly cause their subsidiaries to separately enter into individual order forms or specific procurement contracts according to the provisions and principles of this Agreement, to stipulate the specific model, quantity, price, delivery period, delivery time, etc., of the components required by Geely Automobile Group each time.

(b)According to this Agreement, the Connected Persons Group of Listed Company shall provide Geely Automobile Group with the annual transaction limit for components during the fiscal years 2025, 2026, and 2027, which are CNY 5,527,063,000, CNY 5,676,705,000, and CNY 5,679,396,000, correspondingly.

(c)For the components produced by the Connected Persons Group of Listed Company and subsequently sold to Geely Automobile Group, the price shall be determined based on the following principles:

(i)Conducted under general commercial terms and negotiated under the fairness principle, if there is a fair market price, determined at market price or no less favorable than the terms given by the Connected Persons Group of Listed Company to an independent third party or other independent third parties given to Geely Automobile Group;

(ii)If there is no reference market price, the price shall be calculated using the cost-plus method, that is, the Connected Persons Group of Listed Company shall determine the consideration for providing components based on the cost of the provided components (including relevant taxes), plus a reasonable profit; and

(iii)All parties shall determine the profit margin for calculating such profit through negotiation under the fairness principle, within the range between the lower quartile and upper quartile of the three-year weighted average cost plus profit margin of comparable companies, as assessed by an independent certified public accountant or an institution with equivalent qualifications.

(d)If the Listed Company anticipates that the transaction amount will exceed the original annual cap stipulated in clause 2.2(b) above, the latest estimated transaction amount shall be jointly determined by all parties, and the Listed Company shall handle the relevant announcement and apply for approval from the independent shareholders of the Listed Company (if applicable). All parties agree that the pricing principles stipulated in clause 2.2 shall remain unchanged throughout the entire Valid period of this Agreement.

2.3Regarding R&D Services, all parties agree as follows:

(a)R&D Services include but are not limited to the research and development of automobiles and key components, technical verification and testing, technical consulting services, and technical support services. All parties shall or must correspondingly cause their subsidiaries to separately enter into individual implementation agreements according to the provisions and principles of this Agreement to stipulate the content and pricing of each service.

(b)According to this Agreement, the annual transaction limits for the Connected Parties of Listed Company Group to provide R&D Services of Geely Automobile Group during the Fiscal Years 2025, 2026, and 2027 are CNY 860,218,000, CNY 754,150,000, and CNY 810,493,000, correspondingly.

(c)Subject to the terms and conditions of this Agreement, Geely Automobile Group may request the Connected Parties of Listed Company Group to provide any other related R&D Services beyond the aforementioned R&D services ("Other R&D Services"). If the Connected Parties of Listed Company Group can provide Other R&D Services, they shall do so, provided that they comply with the relevant provisions of the Listing Rules, are conducted on normal commercial terms in the ordinary and usual course of business, and are at market price or on terms no less favorable than those available to independent third parties. The transaction terms must be legal, fair, and reasonable, and determined based on the principle of aligning with the overall interests of the shareholders of the Listed Company.

(d)The general pricing principles for the Connected Parties of Listed Company Group to charge fees for providing R&D Services are:

(i)They conduct under general commercial terms and negotiated under the fairness principle, if there is a fair market price, they should determine a market price or no less favorable than the similar terms given by Connected Persons Group of Listed Company or the similar terms obtained from an independent third party by Geely Automobile Group;

(ii)If there is no reference market price, the price shall be calculated using the cost-plus method, that is, the Connected Persons Group of Listed Company shall determine the consideration for providing R&D Services based on the cost of the R&D Services (including relevant taxes), plus a reasonable profit; and

(iii)All parties shall determine the profit margin for calculating such profit through negotiation under the fairness principle, within the range between the lower quartile and upper quartile of the three-year weighted average cost plus profit margin of comparable companies, as assessed by an independent certified public accountant or an institution with equivalent qualifications.

(e)If the Listed Company anticipates that the transaction amount will exceed the original annual cap stipulated in clause 2.3(b) above, the latest estimated transaction amount shall be jointly determined by all parties, and the Listed Company shall handle the relevant announcement and apply for approval from the independent shareholders of the Listed Company (if applicable). All parties agree that the pricing principles stipulated in clause 2.3 shall remain unchanged throughout the entire valid period of this Agreement.

2.4In the last fiscal year (i.e., fiscal year 2027), four months before the end, all parties will begin to determine the new annual limit based on the transaction limit of Such Continuing Connected Transactions in the aforementioned fiscal year. The new annual limit will be announced and submitted for approval by the independent shareholders of the Listed Company in accordance with the relevant provisions of the Listing Rules (if applicable).

3.Payment Method for Service Fees

The service fees charged for Such Continuing Connected Transactions under this Agreement are, in principle, payable within a 90-day payment period after receiving the invoice (or any other time agreed upon by all parties through consultation, which may include but is not limited to signing agreements, meeting minutes, emails, and other written forms). The specific payment starting date is determined in a separate order form, specific procurement contract, or individual implementation agreement (as applicable). Late payments will accrue interest at the loan prime rate published by the National Interbank Funding Center authorized by the People's Bank of China.

4.Prerequisite Conditions

4.1The rights and obligations of all parties under this Agreement will be subject to the fulfillment (or waiver, if applicable) of the following prerequisite conditions ("Prerequisite Conditions"):

(a)The Listed Company has obtained the necessary approvals and/or third-party consents (including but not limited to approval by the Shareholders of the Listed Company at their Shareholders' Meeting) (if applicable);

(b)For the transactions proposed under this Agreement, the Listed Company has complied with the provisions under the Listing Rules and has adhered to all other requirements imposed by the SEHK as Prerequisite Conditions of this Agreement (if any); and

(c)The Connected Persons Group of Listed Company has obtained the corresponding approvals according to the rules and procedures they are subject to (if required).

4.2All parties shall make their best efforts to satisfy the prerequisite conditions, however, all parties may agree in writing from time to time to waive any Prerequisite Conditions. If the aforementioned Prerequisite Conditions are not satisfied by June 30, 2025 or any other date mutually agreed in writing by all parties, any party shall have the right to immediately terminate this Agreement.

5.Term

5.1this Agreement shall become effective upon signing by all parties on the date first written above and shall remain valid until December 31, 2027, except that

(i) any party may issue a written notice of no less than 30 days to terminate this Agreement early; (ii) when ECARX, Zhejiang Huanfu, and Hangzhou Langge are no longer considered Connected Persons of the Listed Company under the Listing Rules, this Agreement shall immediately terminate; (iii) any party ceases operations and is unable to continue performing this Agreement; (iv) any party is sealed or ordered to close by a court with jurisdiction or relevant government authority due to serious violations of laws and regulations, losing the ability to continue performing this Agreement; (v) any party is declared bankrupt; (vi) any party loses the ability to continue performing this Agreement due to force majeure; or (vii) the termination of this Agreement as per Clause 4.2.

5.2After the termination of this Agreement, it shall have no further effect, and no party shall bear any responsibilities related to this Agreement to another party, all parties shall be exempted and released from their respective obligations, except for Clause 7 and any responsibilities that have occurred and the exercise and enforcement of rights that have arisen before the termination.

5.3If any party is unable to continue performing this Agreement or loses the ability to continue performing this Agreement due to the reasons stipulated in Clause (iii) and (iv) of Article 5.1, another party shall have the right to claim compensation for the actual damages and losses suffered as a result.

5.4If any party encounters the situation stipulated in Clause (v) of Article 5.1, another party shall have the right to assert its creditor's rights according to the bankruptcy proceedings prescribed by relevant laws.

5.5All parties agree that, except for the circumstances stipulated in Clause 4.2, when the termination of this Agreement takes effect on a party outside the Listed Company, it shall not be deemed to automatically take effect on other parties outside the Listed Company. Except for the party affected by the termination of this Agreement, other parties shall still enjoy rights and undertake obligations according to the provisions of this Agreement.

6.Representations, Warranties, and Covenants

6.1All parties unconditionally and irrevocably make the following representations, warranties, and covenants to all parties:

(a)All parties are each legally established and validly existing under the laws of their respective place of incorporation, and have full legal rights to conduct their business;

(b)All parties have full power, authority, and have obtained all approvals to enter into this Agreement and exercise their rights and perform their obligations under this Agreement, and upon execution, the provisions of the agreement are legal, valid, and binding on them;

(c)The Listed Company shall be responsible for the Listed Company and its auditor, independent non-executive director, legal advisor, or financial advisor to review the relevant information related to the transaction under this Agreement and make reports on related matters, to ensure the Listed Company can comply with the Listing Rules and all other applicable laws and regulations. The Listed Company and the Connected Persons Group of Listed Company each need to meet the requirements of the applicable laws and regulations and rules applicable to them, and other parties shall reasonably cooperate.

6.2The Listed Company is responsible for monitoring the execution of this Agreement, including the calculation of the annual cap for Such Continuing Connected Transactions and the pricing policy. The pricing policy is supervised and regulated by the Listed Company to ensure that this Agreement is conducted on general commercial terms and does not harm the overall interests of the Listed Company and its shareholders. The internal audit department of the Listed Company will conduct regular inspections to review whether the aforementioned business has been conducted according to the provisions and pricing policy of this Agreement. The Listed Company will also appoint its auditor to conduct an annual audit of Such Continuing Connected Transactions.

6.3The Connected Persons Group of Listed Company commits and guarantees to allow and cooperate with the Listed Company's auditor to verify the Connected Persons Group of Listed Company regarding Such Continuing Connected Transactions upon the Listed Company's request.

6.4All parties make each of their representations, warranties, and commitments separately and independently. All parties acknowledge that another party entered into this Agreement based on the representations, warranties, and commitments listed above.

7.Confidentiality

7.1All parties and their affiliates have a confidentiality obligation regarding all information related to this Agreement ("Confidential Information"), and may not disclose it to any third party without written consent from all parties, unless the disclosure or announcement of confidential information is required by a regulatory authority, Listing Rules, or applicable laws and regulations that have jurisdiction over any Party.

7.2 Even after the termination of this Agreement, Clause 7 shall remain valid.

8.Liability for Breach of Contract

8.1After this Agreement becomes effective, all parties must comply with it. In the event of a breach of this Agreement, the breaching Party must compensate another Party for the actual economic loss caused by its breach.

8.2Any Party that loses the ability to perform this Agreement due to force majeure may be exempted from the responsibilities of performing this Agreement.

8.3Any Party encountering a force majeure event shall notify another Party according to the provision of Article 9.2. If due to negligence, failure to notify or delay in notification causes additional losses to the other party, the responsible party shall be liable for compensation for such additional losses.

8.4If, after the force majeure event is resolved, the Party affected by the force majeure is able to continue performing the agreement, they shall not refuse or delay the continuation of this Agreement for any reason, otherwise they shall bear liability for breach of contract.

9.Force Majeure

9.1The term "force majeure" as referred to in this Agreement means events such as earthquakes, storms, severe water or fire damage, or other natural disasters, epidemics, wars, hostile acts, public disturbances, acts of public enemies, prohibitions by the government or public authorities, major labor disputes, and other events that are unforeseeable, uncontrollable, and unavoidable by any Party.

9.2In the event that the occurrence of the aforementioned force majeure events results in the inability to fully or partially perform this Agreement, the affected Party shall notify another Party in writing within 15 days of the occurrence of such force majeure events; and shall provide detailed information about the event and a written explanation signed by the relevant authorities within 30 days, explaining the inability or partial inability to perform the obligations stipulated in this Agreement.

9.3A Party to the agreement cannot require another Party to bear responsibility for the losses incurred by the Party due to non-performance or incomplete performance of this Agreement caused by a force majeure event. However, the Party affected by the force majeure event shall take appropriate and proactive measures to mitigate and eliminate the impact of the force majeure event.

9.4After any Party experiences a force majeure event, all parties shall negotiate to determine whether to amend, suspend, or terminate this Agreement based on the extent of the impact of the force majeure event on the performance of this Agreement. If the occurrence of a force majeure event results in any Party being unable to perform all or part of their contractual obligations, such obligations shall be suspended during the existence of the force majeure event, and the performance period of the obligations shall be automatically extended by the suspension period without penalty.

10.General Provisions

10.1this Agreement is binding upon the heirs, assignees, and personal representatives (as applicable) of all parties. No Party may assign any of its rights or responsibilities under this Agreement without the prior written consent of another Party.

10.2this Agreement constitutes the entire agreement of all parties, superseding any and all prior oral and written agreements or understandings related to the anticipated Transaction of this Agreement. No additions, deletions, changes, or modifications to any provisions and content of this Agreement shall be made unless all parties unanimously agree in writing.

10.3If any provision of this Agreement is invalid, illegal, or unenforceable, it shall not affect the validity of the other provisions. In the event of any invalid, illegal, or unenforceable provision, all parties agree to add provisions as similar as possible to the invalid, illegal, or unenforceable ones, which are valid, legal, and enforceable.

10.4The failure or delay of any Party to exercise any rights under this Agreement shall not be deemed a waiver of such rights. The single or partial exercise of any rights under this Agreement does not preclude any other or further exercise of such rights, or the exercise of any rights, or damage or affect any other rights. The rights and remedies provided under this Agreement are cumulative and do not exclude any rights or remedies provided by law.

10.5Except as provided in this Agreement, all parties shall bear their own taxes, legal, accounting, and other similar expenses incurred for the anticipated transaction of this Agreement.

11.Notification

11.1All notifications or other communications issued in accordance with this Agreement shall be in written form and delivered by hand delivery, mailing, or email.

11.2All parties receiving notifications or communications are detailed as follows:

To the Listed Company

Contact address	:	Room 2301, 23/F, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong
Fax	:	(852) 2598-3333
Recipient	:	Board of directors

To ECARX:

Contact address	:	5th Floor, Building 1, Zhongteng Building, No. 2121 Longteng Avenue, Xuhui District, Shanghai
Contact E-mail address	:	phil.zhou@ecarxgroup.com
Recipient	:	Zhou Jing

To Zhejiang Huanfu

Contact address	:	Room 1102, 11th Floor, Block A, Juguangzhongxin, No. 459 Qianmo Road, Binjiang District, Hangzhou City
Contact E-mail address	:	yu.shan@car2data.cn
Recipient	:	Shan Yu

To Hangzhou Langge

Contact address	:	15th Floor, Geely Technology Building, No. 868 Dongguan Road, Pu Yan Street, Binjiang District, Hangzhou City, Zhejiang Province
Contact E-mail address	:	Li.Cheng5@geely.com
Recipient	:	Langge Technology Finance Department

11.3Any notification or communication, if delivered by hand, shall be deemed delivered upon delivery to the relevant address; if sent by mailing, it shall be deemed delivered on the 3rd business day after posting (excluding Saturday, Sunday, and Chinese public holidays); and if sent by email, it shall be deemed delivered at the time recorded on the sending Party's device unless the sending Party receives an automatic message indicating the email was undeliverable.

11.4If any Party changes its contact address, email address, or recipients, it shall promptly notify another Party in writing in accordance with the provisions of this clause.

12.Text

12.1This Agreement is made in four copies, each Party holds one copy, each having the same legal effect.

12.2All parties may sign this Agreement or sign on different texts. Each text is an original and together with other texts constitutes the same document.

13.Governing Law and Dispute Resolution

This Agreement is governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region. All parties agree that any disputes arising from or related to the signing and performance of this Agreement shall be resolved through mutual consultation among all parties. If mutual consultation fails to resolve the dispute, all parties shall submit the dispute to and finally resolve it through arbitration at the Hong Kong International Arbitration Centre ("HKIAC") in accordance with the HKIAC Administered Arbitration Rules in effect at the time of submission of the arbitration notification. The arbitration location shall be Hong Kong. The award of the arbitration tribunal shall be final and binding on all parties.

Signatory page:
This Agreement is signed as of the date first written above, as evidence thereof.

Listed Company
Geely Automobile Holdings Limited
Signatory:

Signatory page:
This Agreement is signed as of the date first written above, as evidence thereof.

ECARX
ECARX (Hubei) Technology Co., Ltd.
Signatory:

Signatory page:
This Agreement is signed as of the date first written above, as evidence thereof.

Zhejiang Huanfu
Zhejiang Huanfu Technology Co., Ltd.
Signatory:

Signatory page:
This Agreement is signed as of the date first written above, as evidence thereof.

Hangzhou Langge
Hangzhou Langge Technology Co., Ltd.
Signatory: